Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 20, 2021

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Aldave

Justin Dobbie

Rolf Sundwall

David Irving

Re:	Roman DBDR Tech Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed May 28, 2021 File No. 001-39687

Dear Ms. Aldave,

This letter is being submitted on behalf of Roman DBDR Tech Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 28, 2021 (the “Proxy Statement”), as set forth in your letter dated June 25, 2021 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 1 to Proxy Statement (the “Amended Proxy Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amended Proxy Statement and a copy marked to show all changes to the Proxy Statement.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Capitalized terms used herein but not defined in this letter have the meanings ascribed to such terms in the Amended Proxy Statement. Except for any page references which appear in the Staff’s headings or comments (which are references to the Proxy Statement), all page references herein correspond to the applicable page of the Amended Proxy Statement, unless the context otherwise requires.

Division of Corporation Finance

July 20, 2021

Preliminary Proxy Statement on Schedule 14A filed on May 28, 2021

General

1.	We note that CompoSecure plans to provide payment technology solutions to allow the average person to buy, sell and store Digital Assets. Please identify the particular Digital Assets that can be bought, sold and stored using your wallets and platform and how you determine or limit which Digital Assets are eligible for inclusion. Please also tell us how you determine whether or not such Digital Assets are securities under the federal securities laws. In addition, please include appropriate risk factor disclosure addressing the risks associated with the Arculus Platform facilitating the purchase and sale of Digital Assets that may be securities under the federal securities laws.

Response: In response to the Staff’s comment, the Company has included an additional disclosure on page 165 of the Amended Proxy Statement to describe the Cryptocurrencies expected to be supported at the initial launch of the Arculus WalletTM, including Bitcoin, Bitcoin Cash, and Ethereum. It is expected that additional Cryptocurrencies and other Digital Assets may be supported by the Arculus WalletTM in the future. Prior to adding any new Cryptocurrencies or other Digital Assets, CompoSecure will assess a combination of factors, including consumer demand, technical integration capabilities, regulatory compliance considerations and management’s business discretion. CompoSecure’s regulatory compliance reviews are conducted by outside counsel with specific expertise in Cryptocurrency regulation and will be primarily based on whether any applicable regulatory authority (or judicial authority) has made a formal determination of how such Cryptocurrencies are classified (e.g. as securities). The Staff is also advised that CompoSecure does not expect to directly buy, sell or exchange Cryptocurrencies for its Arculus customers. Instead, all transactions by consumers using the Arculus WalletTM, including exchanging fiat currencies for Cryptocurrencies (and vice versa) and exchanging one Cryptocurrency for another Cryptocurrency, are expected to be executed between the consumer and one or more third-party partners, such as Simplex and Changelly.

Additionally, in response to the Staff’s comment, the Company has added additional disclosure to the risk factor titled “Regulatory changes or actions may restrict the use of the Arculus Wallet or Digital Assets in a manner that adversely affects CompoSecure’s business, prospects or operations” beginning on pages 20-21 of the Amended Proxy Statement to address the risks associated with the Arculus Platform facilitating the purchase and sale of Digital Assets that may be securities under the federal securities laws.

2.	We note your disclosure on page xi that the "Earnout Recipients" will receive the right to receive additional consideration based on the performance of CompoSecure and its affiliates. Please disclose who the earnout recipients are and quantify the additional consideration they will be entitled to receive.

Response: In response to the Staff's comment, the Company has included additional disclosure on page xi of the Amended Proxy Statement to disclose who the earnout recipients are and to quantify the additional consideration the earnout recipients will be entitled to receive.

3.	We note that Roman DBDR hired financial advisors in connection with the merger transaction, but did not obtain a fairness opinion. Please disclose the fees the financial advisors will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction. In addition, include a clear description of any additional services the financial advisors or their affiliates provided in connection with the transaction (such as any PIPE transaction related to the merger transaction), the related fees, and whether those fees are conditioned on the completion of the transaction.

Division of Corporation Finance

July 20, 2021

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 96-97 of the Amended Proxy Statement to disclose information regarding the applicable financial advisory fees.

4.	We note that Section 9.16 of CompoSecure's Second Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please describe the exclusive forum provision in the proxy statement and disclose whether this provision applies to actions arising under Exchange Act. Because the provision applies to Securities Act claims, please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has included an additional risk factor on page 39 of the Amended Proxy Statement to describe the exclusive forum provision contained in CompoSecure’s Second Amended and Restated Bylaws. Specifically, this disclosure notes that the exclusive forum provision does not apply to claims made under the Exchange Act and discloses that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

5.	We note that in the Related Agreements section on page 77 you refer to various Annexes to the merger agreement, such as Annex A, Annex B, Annex C, Annex D, Annex F, Annex G, Annex H-1, Annex H-2, and Annex J and state that the summary of CompoSecure's agreements is "qualified in tis entirety by reference to the complete text of each of the agreements." However, these Annexes appear to be omitted from the proxy statement. Please include the referenced Annexes or advise.

Response: In response to the Staff’s comment, the Company has revised the prior disclosure on page 79 of the Amended Proxy Statement to remove the qualification references to the Annexes, as they are not material to an investor’s understanding of the transaction.

6.	It appears that the deferred underwriting fees remain constant and are not adjusted based on redemptions. If applicable, please revise your disclosure to quantify the effective underwriting fee on a percentage basis for shares at the minimum and maximum redemption levels.

Response: In response to the Staff’s comment, the Company confirms that the deferred underwriting fees remain constant and the amount of the deferred underwriting fees payable to the underwriters will not be adjusted for any Public Shares that are redeemed in connection with the Business Combination, and that the per-share amount that the Company will distribute to the Company’s public stockholders who properly redeem their Public Shares will not be reduced by the deferred underwriting fees that the Company will pay to the underwriters of its initial public offering.

Division of Corporation Finance

July 20, 2021

Organizational Structure, page xv

7.	Please disclose the sponsor and its affiliates' total potential ownership interest in the combined entity, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xvii of the Amended Proxy Statement to disclose the sponsor and affiliates ownership interests in the combined entity, assuming exercise and conversion of all securities.

Profitable Unit Economics, page xix

8.	Please define the term "blended ASP" and provide us with the basis for the statement that the board believes the Digital Asset and Cryptocurrency markets currently have ASP of approximately ninety dollars.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page iii of the Amended Proxy Statement to define “ASP” (or average selling price), and has removed references to “blended” (now referred to as ASP) on pages xix and 94 of the Amended Proxy Statement. The Staff is also advised that the reference to a blended ASP (now referred to as ASP) is based on Roman’s assessment of estimates provided to Roman by CompoSecure’s management, and that such information and data was obtained by CompoSecure from publicly available research reports (Source: 2020 Mordor Intelligence Report on Global Hardware Wallet Market), coupled with public announcements by major industry participants, including Ledger, Trezor and CoolWallet concerning their own unit volume sales. With this data, CompoSecure’s management developed an internal estimate of ASP for hardware wallets, with which its Arculus KeyTM card and Arculus WalletTM products are expected to compete. Accordingly, the Company has included additional disclosure on pages xix and 94 of the Amended Proxy Statement to clearly state that the ASP of ninety dollars is an estimate based on CompoSecure’s assessment of available market data.

Projected Financial Information, page xxxv

9.	We note the statements in the first and third paragraph of this section and elsewhere in the proxy statement cautioning investors not to rely on the CompoSecure projected financial information in making a decision regarding the Business Combination. While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, you should not tell readers not to rely upon them. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages  xxxv and xxxviii of the Amended Proxy Statement to caution investors not to place undue reliance on the financial forecasts in lieu of cautioning investors not to rely on such financial forecasts.

Questions and Answers about the Business Combination, page 1

10.	Please add a separate question and answer disclosing compensation to be paid to named executive officers of CompoSecure in connection with the merger transaction as described on pages 168-169.

Division of Corporation Finance

July 20, 2021

Response: In response to the Staff’s comment and, as reflected on Page 8 of the Amended Proxy Statement, the Company has included a separate question and answer disclosing the compensation to be paid to the named executive officers of CompoSecure in connection with the merger transaction.

How do I exercise my redemption rights, page 9

11.	Please clarify in the answer to this question that a stockholder must vote in order to redeem shares, consistent with your disclosure elsewhere in the proxy statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amended Proxy Statement to clarify in the answer to this question that a stockholder must vote in order to redeem shares.

Risk Factors, page 15

12.	Disclose the material risks to unaffiliated investors presented by taking CompoSecure public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has included an additional risk factor on pages 33-34 of the Amended Proxy Statement to discuss the material risks to unaffiliated investors by taking CompoSecure public through a merger rather than an underwritten offering.

Regulatory changes or actions may restrict the use of the Arculus Wallet or Digital Assets, page 20

13.	Please explain in greater detail how the characterization of a digital asset as a commodity or security could affect your business. Please also explain to us the operational policies and/or procedures you have implemented (if any) to address such risks, including whether you conduct any assessment of the characterization of particular digital assets.

Response: In response to the Staff’s comment, and, as noted in response to Comment #1 above, the Company has revised the disclosure on page 165 of the Amended Proxy Statement to describe the Cryptocurrencies expected to be supported at the initial launch of the Arculus WalletTM, as well as CompoSecure’s internal process for determining which additional Cryptocurrencies and other Digital Assets will be supported by the Arculus WalletTM.

CompoSecure's international sales subject CompoSecure to additional risks, page 23

14.	We note your disclosure that in 2020 CompoSecure derived 21% of its revenue from sales to customers located outside the U.S. We also note your reference to China in this risk factor. Please clarify the extent to which these international revenues are attributable to CompoSecure's sales in China. In addition, in a risk factor on page 44 you state that you must comply with laws and regulations in the United States and other countries. Revise to clarify what countries you are referring to and, if necessary, add appropriate disclosure in the government regulation section on page 160.

Division of Corporation Finance

July 20, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amended Proxy Statement to correct the reference to China, as CompoSecure has confirmed that it did not make any sales in China during 2020. As a result, no additional disclosure was added to the Risk Factors on page 24 of the Amended Proxy Statement relating to China. In addition, the Company has clarified the Risk Factor on page 46 of the Amended Proxy Statement (and the government regulations description on page 164 of the Amended Proxy Statement) to include examples of other countries in which CompoSecure currently sells its products.

Our initial stockholders and certain other stockholders have agreed to vote in favor, page 32

15.	Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved. Please also include this information in your question and answer section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 51, and 109 of the Amended Proxy Statement to indicate that 37.5% of the Company’s public stockholders need to vote in favor of the Business Combination Proposal.

Unaudited Pro Forma Condensed Combined Financial Information, page 54

16.	It appears to us that you evaluated CompoSecure Holdings LLC as a corporation rather than a partnership under ASC 810 in connection with the “Up-C” organization. Please confirm our understanding, and if correct, explain to us your basis for this evaluation. Include in your response how the board of managers is substantive and not the functional equivalent of a managing member.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company’s basis for evaluating CompoSecure Holdings, L.L.C. as a legal entity other than a limited partnership under ASC 810-10-15-14(b)(1)(i) is that it has a board of managers elected by the membership of CompoSecure Holdings, L.L.C.. Although certain members have Class A Units, which provide for 10 votes per unit, and the remaining members have Class B Units, which provide for one vote per unit, collectively the membership votes as a whole for the board of managers. This makes CompoSecure Holdings, L.L.C. more corporate-like in form, as there is no single managing member responsible for decision-making power.

In a typical UP-C structure, the SPAC is appointed the managing member in the LLC agreement. Under the typical structure control over the operating company is therefore exercised through the managing member’s rights, which are essentially permanently vested in the SPAC. In our scenario the shareholders’ power over the operations of the combined entity are exercised through their voting rights in the SPAC. In the present transaction, the legacy shareholders of CompoSecure will exercise power directly through their Class A shares, not through voting rights in the SPAC. Over time, should the legacy shareholders in CompoSecure decide to monetize their shares, the shareholders’ power may transition to being exercised through the SPAC, but it is not initially the case.

Division of Corporation Finance

July 20, 2021

If the transaction had been structured like a typical UP-C, the Company considered that the same shareholders would have controlled the combined entity, just indirectly through their voting rights in the SPAC. Although the exact percentages of voting rights might have differed slightly, the effect would be similar. Additionally, the economics are identical.

However, the Company rejected that view in favor of the view that the board of managers is substantive and has decision making power. The board of managers is substantive as it is given the power to direct the activities that most significantly impact the economic performance of the company. If the board of managers was the functional equivalent of a managing member under ASC 810-10-15-14(b)(1)(ii), the Company would expect that a single managing member would be responsible for substantially all decision making of CompoSecure Holdings, L.L.C.. However, unlike a single managing member, the board of managers has three members that make decisions collectively for CompoSecure Holdings, L.L.C.

17.	We note from disclosure on page 4 that the Class A members of CompoSecure Holdings LLC receive ten votes per unit, whereas Class B members receive one vote per unit. Please explain to us who will hold the Class A units and whether any incremental value related to the higher-vote units issued to individuals who are both employees and shareholders represents compensation to be accounted for within the scope of ASC 718.

Response: In response to the Staff’s comment, the Company advises that as part of the transaction structure, the sole holder of the Class A Units in CompoSecure Holdings, L.L.C. will be CompoSecure, Inc. Composecure Inc. will not be providing any post-combination services to Composecure Holdings, LLC or any consolidated subsidiaries. No individuals who are both employees and shareholders will receive Class A units. In addition, there will be no incremental value given to employees and shareholders that have Class B units. Therefore, the Company does not believe that the arrangement is within the scoping guidance of ASC 718-10-15-3. This results in no compensation to be accounted for within the scope of ASC 718.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 62

18.	Please revise your next amendment to provide a description of the transaction costs included in adjustment F related to the CompoSecure anticipated transaction costs and Shared transaction costs reported in the table on page 63. Tell us how these adjustments meet the criteria to be presented as a Transaction Accounting Adjustment under Rule 11-02(a)(6) of Regulation S-X.

Division of Corporation Finance

July 20, 2021

Response: In response to the Staff’s comment, the Company has revised adjustment F related to the CompoSecure additional anticipated transaction costs on pages 64-65 of the Amended Proxy Statement. The anticipated and shared transaction costs consist of third-party transaction advisory fees, legal fees, and fees for other professional services that are directly attributable to the transaction. These additional anticipated transaction costs have not been incurred through March 31, 2021 and have not been recorded in the historical financial statements. Therefore, these costs are included in the pro forma adjustment.

19.	Please revise your next amendment to explain your rationale for pro forma recognition of non-controlling interests in adjustment H to the balance sheet and adjustment C to the statement of operations.

Response: In response to the Staff’s comment, the Company has revised adjustment H on page 65 of the Amended Proxy Statement to clarify that the existing owners of CompoSecure, L.L.C. immediately prior to the merger transaction will continue to hold a direct equity interest in CompoSecure, L.L.C. immediately after the merger transaction. CompoSecure, L.L.C. will be a subsidiary to CompoSecure, Inc. (the registrant) and any direct equity ownership interests held in a subsidiary of CompoSecure, Inc. other than by the registrant is presented as non-controlling interest within the unaudited pro forma condensed combined financial statements.

20.	We note you applied a pro forma effective tax rate of 9.58% to record the pro forma income tax expense in adjustment B to the statement of operations, but assumed a constant 21% federal income tax rate in calculating pro forma deferred taxes in adjustment G to the balance sheet. Please revise your next amendment to explain your calculation of the pro forma effective tax rate of 9.58%, and tell us why a different tax rate was used in determining pro forma deferred taxes.

Response: In response to the Staff’s comment, the Company advises the Staff that under ASC 740-10-30-2, a company computes current tax expense or benefit for the estimated amount of income taxes due or refundable for the current year under the provisions of applicable tax laws. Since income generated from the operations of CompoSecure Holdings, L.L.C. will not be taxed at the LLC level, it is appropriate to reflect an adjustment to the total Pre-Tax Income (Loss) to exclude the income or loss allocated to the noncontrolling interest for purposes of determining the taxable portion of the income allocated to CompoSecure, Inc. (the registrant). The calculation is performed using tax effected Pre-Tax Income. Both the total and the noncontrolling interest’s share of Pre-Tax Income is tax effected using the 21% rate and then the latter is subtracted from the former to determine the tax expense of CompoSecure. Upon further review of the rate reconciliation, the Company noted that the proforma effective tax rate should be revised to 9.51% which is determined by dividing the tax expense associated with CompoSecure, Inc.’s share of the Pre-Tax Income by total CompoSecure Pre-Tax Income.

Division of Corporation Finance

July 20, 2021

Please see below calculation of the Pro forma effective rate:

Calculation of pro forma effective rate:

	From 1-1-2020 to 12-31-2020
	AMOUNTS	TAX EFFECTED	RATE
PRE-TAX INCOME (LOSS)	62,930,678	13,215,442	21.00%
State Taxes		19,807.88	0.03%
Valuation Allowance		-	0.00%
NCI Adjustment		(8,289,895)	-13.17%
Permanent Differences		1,037,451	1.65%
2020 TAX PROVISION		5,982,807	9.51%

In contrast, the note to adjustment G is with regard to the federal tax rate used in performing the calculations to determine the pro forma deferred taxes. The note is not making reference to an effective tax rate.

Footnote B to the Statement of operations on page 66 of the Amended Proxy Statement has been revised to add the following at the end of such footnote B:

See below rate reconciliation of U.S. federal income tax rate to the Pro forma effective tax rate:

For the Year ended December 31, 2020
U.S. federal statutory tax rate	21.00%
State taxes	0.03%
Valuation allowances	0.00%
NCI adjustment	-13.17%
Permanent differences	1.65%
Effective Pro forma tax rate	9.51%

21.	Given the uncertainty surrounding pro forma adjustment I, and the fact that no value was ascribed to the potential pro forma adjustment, please tell us why you included as a pro forma adjustment, or remove from your next amendment.

Response: In response to the Staff’s comment, the Company has updated this pro forma adjustment item on page 66 of the Amended Proxy Statement as the value of the earnout shares has been obtained and is disclosed throughout the Amended Proxy Statement.

Proposal No. 1: The Business Combination Proposal, page 66

22.	We note your disclosure on page 31 that your Sponsor, officers and directors have agreed to waive their redemption rights with respect to the sponsor shares and public shares in connection with the business combination. Please describe any consideration provided in exchange for this agreement.

Division of Corporation Finance

July 20, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Amended Proxy Statement to disclose that the Sponsor, officers and directors of the Company entered into a letter agreement with the Company upon its initial public offering pursuant to which the Sponsor, officers and directors agreed to waive their redemption rights with respect to the Sponsor shares and Public Shares in connection with the approval of the Business Combination for no additional consideration.

PIPE Investment, page 80

23.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Also disclose if the sponsor, directors, officers or their affiliates will participate in the private placement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Amended Proxy Statement to highlight the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the Business Combination. The Company respectfully advises the Staff that none of the Sponsor, the Company’s directors, officers or affiliates will participate in the PIPE Investment.

Note Subscription Agreements, page 81

24.	We note that you will issue exchangeable notes pursuant to the Note PIPE Investment. Revise the disclosure to disclose the potential impact of those securities on non-redeeming shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 82-83 of the Amended Proxy Statement to describe the potential impact of the conversion of exchangeable notes on non-redeeming shareholders. The conversion of the Note PIPE Investment principal amount, subject to customary anti-dilution adjustments in the future, would result in basic shares outstanding increasing by a total of 11,304,348 shares. This equals 13.7% of basic shares anticipated to be outstanding upon the Closing of the Business Combination. Other than the potential dilutive impact on ownership, non-redeeming shareholders will have a liquidation preference junior to the Exchangeable Senior Notes until such time that they are converted to Class A Common Stock.

Roman DBDR Board of Directors' Reasons for the Business Combination, page 91

25.	We note various positive and negative factors discussed in this section that the Roman DBDR's board considered in making a recommendation to shareholders to approve the merger. Please expand on your disclosure in the fifth bullet point on page 95 to discuss in greater detail how the board considered the consideration to be paid for CompoSecure as one of the factors to take into account in recommending the transaction.

Division of Corporation Finance

July 20, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xix-xx and 95 of the Amended Proxy Statement to expand the disclosure in the bullet captioned, “Financial Forecasts” to provide greater detail regarding how the Roman DBDR Board considered the consideration to be paid for CompoSecure as one of the factors in connection with its evaluation of the Business Combination.

Certain Projected Financial Information, page 95

26.	Please tell us, and revise your next amendment as applicable here and on page xxxv, to disclose the following related to your projected financial information:

•	Disclose the material assumptions used in preparing your projected financial information. In this regard, we note that the Arculus Crypto & Digital Assets Ecosystem has not been launched as of the filing date, and that the sales growth assumptions for your Metal Payment Card Solutions disclosed on page 97 may exceed the growth in net sales reported in your financial statements;

•	Disclose the specific assumptions regarding the size of the market, pricing, competition, and the expected share of the market to be achieved as it relates to the Arculus revenue stream;

•	Given that your projections extend five years into the future, tell us your basis of the projections and growth rates beyond year three; and

•	Tell us the process undertaken to formulate the projections, the parties who participated in the preparation of the projections, when the projections were completed, and how they were used.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages xxxv to xxxvii of the Amended Proxy Statement to disclose the material assumptions used by CompoSecure in preparing its projected financial information. The Staff is advised that CompoSecure’s basis for its projections and growth rates are based on management’s assessment of potential markets for its Payments Hardware and Arculus products and services, including the potential growth of such markets and its potential share of such markets over time based on its review of a combination of publicly available market data and internal estimates. The Staff is also advised that CompoSecure’s projected financial information were developed by its management with assistance from its financial advisor, FT Partners, were completed in February, 2021 and were used by CompoSecure for internal use, budgeting and other management purposes, and were also provided by CompoSecure to FT Partners in connection with the review of strategic opportunities on behalf of CompoSecure, including that FT Partners provided such projected financial information to Roman as part of Roman’s diligence of CompoSecure’s operations and prospects.

Interests of Roman's Directors and Executive Officers in the Business Combination, page 98

Division of Corporation Finance

July 20, 2021

27.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amended Proxy Statement to disclose potential conflict of interests resulting from the waiver of the corporate opportunities doctrine and to disclose that the Company does not believe this has materially impacted the Company’s search for an acquisition target.

28.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other stockholders experience a negative rate of return in the post- business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amended Proxy Statement to clarify that the Sponsor and its affiliates may earn a positive rate of return on their investment, even if other stockholders experience a negative rate of return in the Combined Entity.

Summary of CompoSecure's Business, page 147

29.	We note your disclosure that CompoSecure is "an emergent provider of Cryptocurrency and Digital Asset storage and security solutions." Please revise this statement and similar disclosure elsewhere by clarifying that CompoSecure has not yet started offering cryptocurrency and digital assets storage and security solutions. Please also clarify your disclosure on page 147, if true, that you do not currently have any partners for your Arculus products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 150 and 165 of the Amended Proxy Statement to clarify that CompoSecure has not yet started offering its Arculus products and services. Additionally, the Company has included additional disclosure on page 165 of the Amended Proxy Statement to discuss its existing partnerships with third-party partners for the Arculus Platform, as well as anticipated plans to establish additional partnerships in the future. The Staff is advised that CompoSecure has entered into partnering arrangements with Simplex and Changelly, and is in negotiations for additional partnering relationships for its Arculus Platform.

30.	Please revise your disclosure in the second full paragraph on page 148 to clarify what you mean by the "top 200 Cryptocurrencies" and the "value of the Cryptocurrency market" so that readers can clearly understand the scope and components of the market you are describing. In that regard, please consider expanding upon your definition of Cryptocurrency to more clearly identify the particular digital assets that are "in the form of a currency" and therefore meet your definition of that term. Please also identify the sources of the historical and projected trading volume and market size information included in this paragraph.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 151-152 of the Amended Proxy Statement to address the Staff’s comment to clarify what is meant by the “top 200 Cryptocurrencies” and the “value of the Cryptocurrency market.” The Company has additionally included in this revised paragraph the sources of the disclosed historical and projected trading volume and market size information.

Division of Corporation Finance

July 20, 2021

The Company has also revised the definition of Cryptocurrency included on page iv of the Amended Proxy Statement to provide examples of Digital Assets that are “in the form of a currency” to more clearly identify the types of Digital Assets which are included in the scope of this definition.

31.	We note your disclosure on page 20 that CompoSecure partners with third-party development partners and exchanges to offer customers an option to trade fiat currency and cryptocurrencies using the Arculus Wallet and companion phone App. Please revise your disclosure in this section to describe these partnerships, including the names of these partners and how your products and services interact with these third parties to facilitate trading of digital assets. Please also clarify whether trading activity will take place solely through these partners or if your platform will provide a means for trading or exchanging digital assets. In addition, please explain to us and revise your risk factor disclosure to clarify whether and to what extent you could be liable for the activities of your partners.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 151 of the Amended Proxy Statement to describe the Company’s existing partnership arrangements relating to the Arculus Wallet, including the names of the applicable partners, as well as how the Company’s products and services interact with these third parties to facilitate trading of Digital Assets. The Company has further clarified the disclosure to indicate that as of the current time, CompoSecure expects that trading activity will take place solely through CompoSecure’s partners and that the Arculus Wallet will provide Arculus customers a link to their trading platforms. Finally, the Company has included additional risk disclosure on page 21 of the Amended Proxy Statement to clarify the risks to the Company resulting from any liability for the acts of CompoSecure’s partners.

32.	Please include a more detailed discussion of how you intend to generate revenue from both the storage and trading activities on your platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 150-151 of the Amended Proxy Statement to include a more detailed discussion of how CompoSecure intends to generate revenue from both the Arculus Platform.

Key Products, page 150

33.	Please provide us with support for your statement that the features of the Arculus Cold Storage Wallet described on page 151 are all "unique." Please also explain what you mean when you refer to a "CC EAL 6 secure element."

Division of Corporation Finance

July 20, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended Proxy Statement to support the statement that the key features of the Arculus Cold Storage Wallet are unique because, to CompoSecure’s knowledge, such features are not available in the offerings of CompoSecure’s competitors. The Company has also included a definition of “CC EAL 6 secure element” on page 154 of the Amended Proxy Statement.

34.	Please revise to explain more clearly how each of the elements of your three-factor authentication works to secure your Cold Storage Wallet. Please also explain how "tap-to-transact" works, including the types of transactions covered and what information is transmitted between the key card and mobile wallet app using that feature. In each case, consider including illustrative examples as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended Proxy Statement to clarify how each of the elements of the Cold Storage Wallet three-factor identification works. Additionally, the Company has revised the disclosure on page 154 of the Amended Proxy Statement to explain how “tap-to-transact” works, as well as the types of transactions covered and the scope of information transmitted between the key card and mobile wallet app through this feature.

Arculus, page 154

35.	Please revise to include an estimate of the development costs associated with the products and services you intend to launch on the Arculus Platform in the next few years as described on page 155.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Amended Proxy Statement to include an estimate of the development costs associated with the products and services CompoSecure intends to launch on the Arculus Platform in the next few years.

Clients, page 155

36.	We note your disclosure on page 156 that your largest clients, American Express and JP Morgan Chase, accounted for over 71% of your net revenues in 2020. Please disclose separately the percentage of revenue American Express and JP Morgan Chase accounted for.

Response: In response to the Staff’s comment, the Company has revised the disclosure on Page 159 of the Amended Proxy Statement to disclose separately the percentage of CompoSecure’s net revenue from each of American Express and JP Morgan Chase during 2020.

Division of Corporation Finance

July 20, 2021

Management's Discussion and Analysis and Results of Operations of CompoSecure Use of Non-GAAP Financial Measures, page 185

37.	Your reconciliation for Adjusted EBITDA includes an adjustment for "other," which you disclose primarily includes non-recurring transaction expenses relating to the proposed business combination. Please explain to us why there are adjustments related to the business combination during the years ended December 31, 2019 and 2020, but not in the quarter ended March 31, 2021.

Response: In response to the Staff’s comment, the Company advises the Staff that the adjustments related to the quarter ended March 31, 2021 were deferred since the Company complied with the requirements of the Financial Accounting Standards Board Accounting Standards Codification 340 10 S99 1 and SEC Staff Accounting Bulletin Topic 5A-“Expenses of Offering”. Deferred offering costs were approximately $895,638 as of March 31, 2021, and consist of costs incurred for legal, accounting, and other costs incurred in connection with the formation and preparation of the Business Combination. These costs will be charged to capital upon the closing of the Business Combination.

The adjustments relating to the proposed business combination during the years ended December 31, 2019 and 2020 related to public readiness, legal, accounting and other costs which were not directly related to the proposed business combination and therefore expensed. On further review, CompoSecure noted that the adjustment of approximately $2.0 million for the year ended December 31, 2019 related to non-recurring litigation cost unrelated to the proposed business combination. The Company has revised the footnote to the Adjusted EBITDA on page xxxiv of the Amended Proxy Statement to read as follows: “Primarily includes the non-recurring transaction expenses relating to the proposed Business Combination for the year ended December 31, 2020 and non-recurring litigation costs for the year ended December 31, 2019.”

Description of Securities After the Business Combination Warrants, page 193

38.	Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 197 of the Amended Proxy Statement to disclose the Company’s plan to issue a Current Report on Form 8-K and a press release to notify all shareholders regarding when the warrants become eligible for redemption.

Financial Statements of CompoSecure Holdings, LLC Report of Independent Registered Public Accounting Firm, page F-47

39.	Please revise your next amendment to have the auditors address their audit report not only to the board of directors but also to the members. Refer to PCAOB AS 3101.

Response: In response to the Staff’s comment, the auditors report on page F-47 of the Amended Proxy Statement has been revised to also address the report to the members in addition to the board of directors.

* * *

Division of Corporation Finance

July 20, 2021

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Gregg L. Katz at (617) 570-1406 or GKatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz
Gregg L. Katz

cc:	Donald G. Basile, Roman DBDR Tech Acquisition Corp.
Steven J. Feder, General Counsel, CompoSecure, LLC
David C. Schwartz, Morgan, Lewis & Bockius LLP